UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 April 26, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL CELEBRATES 10TH ANNIVERSARY OF INFLEXAL(R) V

LEIDEN, THE NETHERLANDS APRIL 26, 2007- Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today marked the 10th anniversary of Inflexal(R) V, its virosomal adjuvanted influenza vaccine.

A two-day symposium, commencing today in Bern, Switzerland, has been lined up as part of the commemorations. Key speakers at the symposium include, among others, Crucell's Chief Scientific Officer Dr. Jaap Goudsmit.

"The accelerating global recognition of Inflexal(R) V, the market opportunities it has created for us and our partners and its emergence as one of the purest and most efficacious Influenza vaccines has made it one of the most promising products of this decade," commented Dr. Goudsmit.

Produced in line with the annual WHO recommendations, Inflexal(R) V, is suitable for all age groups up from six months. It is registered in 43 countries, with 34 million doses sold since it's first market introduction in 1997. In Switzerland, one of the key countries for the company, Crucell is with Inflexal(R) V, the market leader for influenza vaccines. As part of its influenza strategy, the company recently purchased 20% of Taiwan's AdImmume with the view of maximizing future growth of Inflexal(R) V.

More information regarding the symposium, including key speakers, can be found on www.crucell.com/inflexalanniversary

ABOUT INFLEXAL(R) V
Inflexal(R) V is based on Crucell's virosome technology and is the only adjuvanted Flu vaccine licensed for all age groups. Inflexal(R) V has a proven market experience with more than 34 million doses of vaccine reconfirming its safety profile. The tolerability of Inflexal(R) V is excellent due to its biocompatibility and purity, resulting in smooth protection against influenza. Neither thiomersal nor formaldehyde is contained within the vaccine, and the manufacturing process of Inflexal(R) V allows residual quantities of antibiotics, detergent and hen's egg protein (represented by the ovalbumin content) to be minimal compared with other influenza vaccines.

ABOUT INFLUENZA
Influenza is characterized as an acute disease involving the upper and lower respiratory tract and is still one of the most underestimated respiratory diseases. Individuals of all ages are at risk of contracting the disease, which is passed from one person to another by droplet infection. One to four days after exposure to the virus, the illness starts very suddenly over a period of hours, with symptoms including high fever, very bad general condition, chills and shivering, runny nose and sore throat. A long convalescence period is typical. Influenza becomes a life-threatening disease among a number of patient populations such as the very young and the elderly, and all individuals with an underlying disease. Influenza outbreaks and epidemics (November to March represents the peak season in the Northern Hemisphere) cause an increase in hospital admissions and deaths among these patients at risk for which yearly routine immunization is therefore recommended by public health authorities. Additionally, children, healthy working adults and elderly subjects without risk factors should be protected against this serious disease.

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ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                                  FOR CRUCELL IN THE US:
Leonard Kruimer                               REDINGTON, INC.
Chief Financial Officer                       Thomas Redington
Tel. +31-(0)71-524 8722                       Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com                   tredington@redingtoninc.com

Barbara Mulder
Director Corporate Communications
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    April 26, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer